Exhibit 12.1
GRANT PRIDECO, INC.
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(in thousands, except ratio amounts)

	December 31,					Six Months Ended
	2000	2001	2002	2003	2004	June 30, 2005
Earnings (a)	$(21,879)	$40,628	$24,315	$12,112	$101,746	$93,409
Less:
Undistributed equity earnings (b)	4,939	(3,019)	(10,746)	(14,127)	(6,525)	(2,017)
Minority Interest in Pretax Income	422	1,308	4,425	4,190	6,561	5,461
Plus:
Equity loss (b)	—	—
Interest Expense	17,005	27,067	27,040	43,871	41,889	19,240
Interest Component of Rent Expense	2,721	2,887	4,207	4,645	4,667	1,969

Adjusted Earnings	$(7,514)	$72,293	$61,883	$70,565	$148,266	$111,174

Fixed Charges:
Interest expense	17,005	27,067	27,040	43,871	41,889	19,240
Interest capitalized	363	—	—	—	—	—
Interest Component of Rent Expense	2,721	2,887	4,207	4,645	4,667	1,969

Total Fixed Charges	$20,089	$29,954	$31,247	$48,516	$46,556	$21,209

Ratio of Earnings to Fixed Charges (c)	—	2.4	2.0	1.5	3.2	5.2

(a) Earnings before income tax, minority interest and cumulative effect of accounting change.
(b) Equity earnings, net of dividends.
(c) For the year ended December 31, 2000, earnings were insufficent to cover fixed charges in the amount of $27.6 million.